Exhibit 8.1

Subsidiaries of Can-Fite BioPharma Ltd.

The following table sets forth the name and jurisdiction of incorporation of our subsidiaries.

Name of Subsidiary	Jurisdiction of Incorporation

Eye-Fite Limited	Israel

Ultratrend Limited	England and Wales

Can-Fite Biopharma Europe	France